IONQ, INC.

4505 Campus Drive

College Park, MD 20740

October 20, 2021	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

RE:	IonQ, Inc.
Registration Statement on Form S-1
File No. 333-260008

Acceleration Request

Requested Date:	October 22, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on October 22, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase, counsel to the Registrant, at (202) 728-7096.

Very truly yours, IONQ, INC.

/S/ THOMAS KRAMER
Thomas Kramer
Chief Financial Officer

cc:	Jaime Chase, Cooley LLP
John	T. McKenna, Cooley LLP